Sector 10, Inc. 14553 South 790 West, # C Bluffdale, Utah 84605
August 22, 2008

Ms. Kate Tillan Assistant Chief Accountant U.S. Securities and Exchange Commission Division of Corporate Finance Mail Stop 6010 Washington, D.C. 20549
Re: Sector 10, Inc. Form 10-KSB for the Year Ended March 31, 2008 Filed July 15, 2008 File No, 000--24370

Dear Ms Tillen:

We are in receipt of your letter dated August 7, 2008 (copy enclosed) in which you made comments and/or requested additional information regarding the Form 10-KSB filed by Sector 10, Inc. (:Sector 10” or “Company”) for the year ended March 31, 2008.  You requested a response within 10 business days from your correspondence.    We contacted you by phone to inform you that the responses would be submitted by August 21or August 22, 2008.  In accordance with that discussion, our response for each comment is as follows.  Please note that the number and item(s) refer to the specific number and item(s) referred in your correspondence.

Consolidated Statements of Shareholders’ Deficit, page 16

1)

Sector 10, Inc. is a public entity that was formerly known as SKRM Interactive, Inc.  The year end for SKRM Interactive was March 31. In November 2007, SKRM Interactive was acquired in a reverse merger by Sector 10 USA, Inc.  Sector 10 USA, Inc. was a private company (non-public) that was formed on September 16, 2002. The year end for Sector 10 USA, Inc. prior to the merger was December 31.

Sector 10 USA, Inc. was inactive from December 31, 2002 until August2007 (shortly before the merger with SKRM.  The merged company requested that the March 31 yearend be retained.  We verified to the auditors that there was no activity for Sector 10 USA, Inc. in the 3 month period January 1, 2007 to March 31, 2007.  This period for SKRM was properly reflected in the Form 10-KSB filed for the year ended March 31, 2007

Due to the inactivity of the company, the auditors have issued an opinion on the 12 month period April 1, 2007 to March 31, 2007 that includes the activities for both SKRM and Sector 10 USA.  The new company Sector 10 Inc will continue to prepare reports based on the March 31 fiscal year.  The audit report presents the balances at March 31, 2007 and March 31, 2008.  The March 31, 2007 balances represent Sector 10 USA balances at that date.

The historical information from SKRM was adjusted as part of the merger accounting adjustments.  The recapitalization adjustments reflected in the financial statements and presented in the Equity Statement reflects the net adjustment resulting from the SKRM merger.  The result of the adjustments and related presentation is to present the activity for Sector 10 USA solely for the period ended March 31, 2007.  The audited statement for the period ended March 31, 2007 confirms that there was no activity for the entire 12 months there ended

Ms. Kate Tillan

Assistant Chief Accountant

U.S. Securities and Exchange Commission

Note 1. Organization and Business Operations, page 18

2)

On September 1, 2007, Sector 10 USA, Inc. entered into a Distribution Agreement with Sector 10 Holdings, Inc.  This agreement was assumed by Sector 10, Inc. as a result of the merger with SSKRM Interactive.  Under the terms of the agreement, Sector 10, Inc. has exclusive rights to sell and distribute Sector 10 products within the assigned Territories under the agreement.  The assigned territories include the following metropolitan areas:

New York	Miami	Atlanta
Los Angeles	Washington DC	San Francisco
Chicago	Houston	Salt Lake City
Philadelphia	Detroit	Phoenix
Dallas	Boston	Seattle

Sector 10 Inc will have rights to acquire other distribution territories.  This includes other areas within the United States, Canada and other international markets.  The agreement sets pricing requirements and establishes minimum performance standards.  The pricing will be set by agreement when the products are available for  sale.  Adjustments are expected in the 2nd quarter for the fiscal year ended March 31, 2009. The performance standards are effective when product is available and the sales process has begun.  The term for the agreement is 5 years and is renewable with an automatic renewable feature.

Any changes to the terms of the agreement including pricing adjustments will be disclosed in future filings.

Note 3. Reverse Merger, page 19

3)

The equity section of the financial statements reflects the equity holdings for Sector 10 Holdings and all other shareholders.  The net recapitalization adjustment takes into account the 25% ownership in the initial equity of Sector 10 USA and the additional equity issued in the merger transaction.

Note 11. Subsequent Events, page 22

4)

The note disclosed that the value of the network with business was $20 Million.  Since the network was transferred from Sector 10 Holdings, Inc., a related party, the network was recorded on the books of Sector 10, Inc. at the predecessor cost at the time of the transfer.  The predecessor cost was $1 Million.  This was recorded in the first quarter for the fiscal year ended March 31, 2009.  Disclosure of the transaction was documented in the Form 10Q filed on August 19, 2009 for the quarterly period ended June 30, 2009.  In future reports, Management will disclose whether any valuation of the network is from Management or from a Third Party.  If the valuation is from a Third Party, Management will disclose the name of the independent valuation firm.  If the Form 10-KSB is used by reference in any future registration statement, we will identify the third party valuation firm and include the consent if the independent valuation firm as an exhibit to the registration statement.

5)

The Sector 10 network is a global communications network that manages the delivery of emergency and commercial messaging to SRU-Ms.   This network will be used for content distribution, secure remote data storage (to facilitate Sarbanes-Oxley compliance), voice communications, and site monitoring with video surveillance. A true-networked digital signage solution ensures that digital advertisements play in designated zones, at designated times. The network will be fully integrated with the Emergency Alert System (EAS) including emergency alerts issued by the Department of Homeland Security and Amber Alerts.

The network has fully integrated capabilities for distribution services including the worldwide transmission of video and audio broadcasts, with content management services that archive data under a redundant system with various server clusters across the nation to service Sector10’s National and world-wide requirements.  In addition to providing for the normal Sector 10 products such as the SRU and SRU- Media, the Network also has the capability to provide other services.

Ms. Kate Tillan

Assistant Chief Accountant

U.S. Securities and Exchange Commission

On May 19, 2008 Sector 10, Inc. (“Sector 10” or “Company”) entered into an agreement with it; major shareholder Sector 10 Holdings, Inc. (“Holdings”).  Holdings had developed a Server Network to maintain and administer products and services that have been developed by Holdings including the SRU and MRU safety products.  The network will be used to provide monitoring, media and administrative services as required with the SRU sales.

The network was transferred from Holdings to the Company at a cost of $1,000,000 which reflects the prior costs incurred by Holdings prior to the transfer.  This also represents the carrying value on the Sector 10 Holdings books as of the date of the transfer.

Since the transfer was from a related party, the transfer was recorded at the $1 Million prior costs incurred by Holdings and not the current value of the network. The transfer was reflected as Network acquisition costs and the Company issued 12,500,000 common shares that were valued at $.08 per share for total value of $1,000,000.   The value of the shares will be reviewed after 6 months to verify that value is maintained.  Additional shares may be issued if the value is lower than $1 Million.

The Company has agreed to pay Sector 10 Holdings the following based on future transactions

1.

10% interest in net revenues generated from the total network payable monthly.  This interest has no expiration.

2.

50% equity interest in future sale or transfer of network to third parties for the sales proceeds  up to $6 Million and

3.

25% equity interest in future sale or transfer of network to third parties for the sales proceeds in excess of $6 Million.  Proceeds capped at $20 Million when considering all previous payments and distributions.

As part of the agreement, the Company agreed to pay for development costs that were due in the month of transfer.  This expense amounted to $97,995 in May 2008.  Additional costs may be needed but no additional costs have been incurred to date.

The valuation of the network was performed by an outside party that compared the Sector 10 Emergency Response and Data Storage Network and related capabilities to other comparable existing network providers with the same National and International footprint.   Conclusions reached were developed as follows:

a)

In comparing the total network to Nortel, Avaya and Sonus, we find that there is high survivability in your network that does not seem to be found in traditional PBX and Voice Carriers.  We have found that with your network clustered at the Application, Clustered at the Connection and at the TCP level and at the Carrier level we feel that your network far exceeds a re-seller type network due to the fact you have met 5x9’s standards and have more than enough network to support a 3 to 1 failure rate.

We also find that the blend of Cisco and Sun allow you to grow, dynamically route and switch VoIP into network channels that also accelerate your network into a finite footprint for QoS.  Secondly, it allows you to expand customer services on the fly.  You offer SIP, SER, SCCP and AIX type connections and regardless of the secondary carrier it appears that your network far exceeds that of a single type carrier agreement.

b)

We have found that the deployment based in MySQL HPC and clustering allows any node within the entire cluster to route, perform function, take voice mail or store records to be a truly unique feature.  This is something that traditionally TDM, MPLS and VPN VoIP aggregates do not support.  We find that the policy in-place to allow a single node to fail and yet customer data and VoIP to survive is more than unique, it is something that the industry should take note of.

c)

We have found that the hardware selected with the carrier and with the day-to-day routine selections would effectively handle all types of self-healing services.

Ms. Kate Tillan

Assistant Chief Accountant

U.S. Securities and Exchange Commission

Upon detailed comparison of leading providers for VoIP, QoS, along with the analysis we provide on your network and considering the Nationwide foot print, Bandwidth currently held by Sector 10 we would place a fair market value of the network at $4.5M to $6.0 M without traffic and only because Sector 10’s network is at a early stage in trafficking numbers.

Our research also showed that today’s cost to develop your current network, including hosting and support systems could exceed $6M not including design and deployment.  We feel that in our best capacity we also found that Sector 10 developed a robust plan to deploy a triple play solution.

Based on your capacity and should Sector 10 venture to continue to expand its server capability with Hardware, Hosting and expanded sales and a updated fair Market value should be re-evaluated and could be worth upwards of $20.5M, more in line with the proposed expansion. (Expanding traffic capabilities)

In conclusion, the lowest market value placed on the network today of $4.5 million is at a 25% reduction due to standardized risk factors. (Factor used in consideration for it being a developing network).

The network is currently used to handle company phone services, SRU media transmissions and monitoring for the SRU’s in the market.  Increased SRU sales activity is not expected until the end of the second quarter for fiscal year ended March 31, 2009.  There currently are three telecom customers that are discussing placement of business on the network that will also generate revenues.  No contracts are in place at this time.

6)

The financing agreement with Edward Johnson was entered into on May 11, 2008 to provide short term financing to provide assistance with the development and expansion of the business of Sector 10.

Under the terms of the Agreement dated, May 11, 2008, Sector 10 and Johnson agree to a short term financing $200,000 obligation as follows:

a)

Johnson will provide Sector 10 with a short term loan in the amount of $200,000 immediately upon execution of this Agreement.  The loan will be for term of 9 months with 1 automatic extension of 6 months allowed if so requested by Sector 10.  Interest on the loan is fixed at rate equal to prime plus 1 (As published in the Wall Street Journal as of the effective date of this agreement).   The effective prime rate as of May 11, 2008 was 5%.  The rate under the agreement is  6%

b)

Sector 10 agrees to allocate 20% of the net monthly cash available from the revenues generated by the Network from outside business to pay off the loan principal and interest.  Sector 10 at its discretion may allocate more than 20% of the net cash available from the network.

c)

The Network revenues from the Non-Sector 10 Product business will be the only revenues allocated under this agreement.  Revenues generated from other Sector 10 business activities including SRU-Media, maintenance or other revenues are not included in any calculation of net revenues under this agreement.

The note has been recorded as a short term note.  Interest has been accrued and is recorded as an accrued expense.  Interest is accrued at $1,000 per month until payments are made as agreed from network revenues.

The note was initially disclosed on Form 8K filed on June 4, 2008.  Additional disclosure was included in the Form 10Q filed for the period June 30, 2008 which represents the 1st quarter for the fiscal year ended March 31, 2009.  Disclosure was not included in the Form 10-KSB for the year ended March 31, 2008.  Disclosure may have been included as part of the subsequent events disclosure.  This was erroneously left out of that disclosure.

Ms. Kate Tillan

Assistant Chief Accountant

U.S. Securities and Exchange Commission

Item 8A. Controls and Procedures, page 24

7)

Future filings will be drafted to include one conclusion regarding internal controls and procedures that are consistent with Item 307 of Regulation S-K.

8)

Future filings will include a conclusion by the principal executive and principal financial officer regarding the effectiveness of the disclosure controls and procedures consistent with Item 307 of Regulation S-K.

9)

Future filings will determine whether the level of assurance will be disclosed or removed.   If included, the disclosure will clearly state the conclusions of the principal executive and principal financial officer.  Disclosures will be consistent with rules set forth in SEC Release No. 33-8238.

10)

Future filings will be modified to clarify that disclosures will include reference to any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, the internal control over financial reporting in accordance with Item 308(c) of Regulation S-K.

11)

Future filings will include the conclusions of the principal executive and principal financial officer in accordance with Rule 13a-15(c).

12)

Future filings that will rely upon temporary Item 308T will include a statement consistent with Item 308T(a)(4).

In connection with responding to the comments raised in your correspondence dated August 7, 2008, Sector 10, Inc. (“Company”) acknowledges that:

•

The Company is responsible for adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The information contained n this correspondence is intended to be in response to your comments raised in your correspondence dated August 7, 2008.  Please review the information provided and contact me with any further questions, comments or requests for additional information.

Sincerely,

By: /s/ Laurence A. Madison

Laurence A. Madison

Chief Financial Officer

Sector 10, Inc.